UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ◻ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry by MEDIROM MOTHER Labs Inc. into Capital and Business Alliance Agreement

On October 15, 2024, MEDIROM MOTHER Labs Inc. (“MML”), a subsidiary of MEDIROM Healthcare Technologies Inc. (the “Company”), and Elematec Corporation, a Japanese joint-stock corporation, entered into a Capital and Business Alliance Agreement (the “Agreement”). Under the Agreement, Elematec has agreed to participate in MML’s series A financing round by purchasing 556 newly issued series A preferred shares of MML for a total price of JPY100,080,000. The price per series A preferred share of JPY180,000 represents a pre-money valuation of JPY9 billion based on MML’s 50,000 total outstanding shares as of August 31, 2024, prior to the commencement of MML’s Series A financing. The Agreement also provides, among other commitments, that MML will exclusively outsource to Elematec the procurement of components for and manufacturing of MML’s recharge-free wearable devices that use thermoelectric generator technology (“Recharge-Free Wearables”), such as the MOTHER Bracelet 2.0, and accessory devices such as the MOTHER Gateway. Elematec will also have a right of first offer to handle the procurement of components for, and manufacturing of, any next generation or improved Recharge-Free Wearable devices. In addition, under the Agreement, Elematec will sell MOTHER Bracelets on a non-exclusive basis.

Elematec’s obligations to purchase the series A preferred shares are subject to certain conditions, including customary closing conditions and the condition that MML provides to Elematec a “freedom to operate” intellectual property report regarding the Recharge-Free Wearables that is reasonably satisfactory to Elematec. The Agreement includes customary termination provisions and may be terminated if MML loses the right to use the thermoelectric generator technology it has licensed from Matrix Industries, Inc. In the event that Elematec terminates the Agreement, it will have a right to have its series A preferred shares repurchased by MML at the original purchase price of JPY180,000 per share or the fair value of the preferred shares at the time of Elematec’s repurchase demand, whichever is higher.

Under the Agreement, MML has made certain commitments regarding the time to be dedicated to MML’s business by Kouji Eguchi, the Chief Executive Officer of MEDIROM Healthcare Technologies Inc., and Yoshio Uekusa, the Representative Director of MML. MML has also committed that Messrs. Eguchi and Uekusa will not engage in certain activities that would compete with MML’s business while such persons are a shareholder, officer or employee of MML and for a period of two years thereafter.

Issuance of Press Release

On October 15, 2024, the Company is issuing a press release announcing MML’s entry into the Agreement. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.1.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 18, 2024 and in the Company’s other filings with the SEC. The transactions described in this report on Form 6-K may not be consummated for a variety of reasons, including the failure of applicable closing conditions to be satisfied, and, even if consummated, the Company may not realize some or even all of the anticipated benefits from the transactions. In addition, if consummated, there is a risk that the transactions may have an adverse impact on the Company’s business, financial condition, and results of operations. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

The information furnished in this report on Form 6-K (including the exhibit hereto), shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated October 15, 2024, regarding the Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2024	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
		Name:	Fumitoshi Fujiwara
		Title:	Chief Financial Officer